SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Fairway Private Markets Fund

Address of Principal Business Office:

One South Wacker Drive, Suite 1050

Chicago, IL 60606

Telephone Number: (872) 250-1260

Name and address of agent for service of process:

Fairway Capital Management, LLC

One South Wacker Drive, Suite 1050

Chicago, IL 60606

With copies to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

Paulita A. Pike
Ropes & Gray LLP
191 North Wacker Drive
Chicago, IL 60606-4302

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago in the State of Illinois on the 31st day of January, 2024.

Fairway Private Markets Fund

		By:	/s/ Kevin T. Callahan
		Name:	Kevin T. Callahan
		Title:	Initial Trustee
Attest:	/s/ Lauren Bozzelli
Name:	Lauren Bozzelli
Title:	Partner, Fairway Capital Management, LLC